UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-292737-01

Horizon Quantum Computing Pte. Ltd.

(Exact name of registrant as specified in its charter)

29 Media Cir., #05-22

Singapore, 138565

+65 6591 8840

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of March 19, 2026, Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (“Horizon Computing”), consummated the previously announced business combination (the “Business Combination”) with dMY Squared Technology Group, Inc. (“dMY”), pursuant to the business combination agreement, dated as of September 9, 2025 (as amended, supplemented and/or restated from time to time, the “Business Combination Agreement”) by and among dMY, Horizon Quantum Holdings Ltd. (“Horizon Holdco”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and a wholly-owned subsidiary of Horizon Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Horizon Holdco, and Horizon Computing. As part of the Business Combination transactions, Merger Sub 1 amalgamated with and into Horizon Computing (the “Amalgamation”), with Horizon Computing surviving the Amalgamation as a wholly-owned subsidiary of Horizon Holdco. This Form 15 relates solely to the reporting obligations of Horizon Computing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Horizon Holdco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon Quantum Computing Pte. Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HORIZON QUANTUM COMPUTING PTE. LTD.

Date: March 20, 2026	By:	/s/ Joseph Fitzsimons
	Name:	Joseph Fitzsimons
	Title:	Chief Executive Officer and Chairman